SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60468T105

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 23, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,588,711 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,588,711 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,588,711 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 2,281,491 shares of the common stock (“Common Stock”) of Mirati Therapeutics, Inc. (the “Issuer”) issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 38,444,093 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 25, 2019, plus 2,281,491 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein), plus 725,000 shares of Common Stock that were issued upon the exercise of warrants on July 17, 2019, by Boxer Capital LLC as reported in its Schedule 13D/A filed with the SEC on July 19, 2019.

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,588,711 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,588,711 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,588,711 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 2,281,491 shares of Common Stock of the Issuer issuable upon exercise of the Pre-funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 38,444,093 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on June 25, 2019, plus 2,281,491 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein), plus 725,000 shares of Common Stock that were issued upon the exercise of warrants on July 17, 2019, by Boxer Capital LLC as reported in its Schedule 13D/A filed with the SEC on July 19, 2019

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,588,848 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,588,848 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,588,848 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,281,491 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 38,444,093 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on June 25, 2019, plus 2,281,491 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein), plus 725,000 shares of Common Stock that were issued upon the exercise of warrants on July 17, 2019, by Boxer Capital LLC as reported in its Schedule 13D/A filed with the SEC on July 19, 2019.

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,588,848 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,588,848 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,588,848 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,281,491 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds.
(2)	Based on 38,444,093 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on June 25, 2019, plus 2,281,491 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein), plus 725,000 shares of Common Stock that were issued upon the exercise of warrants on July 17, 2019, by Boxer Capital LLC as reported in its Schedule 13D/A filed with the SEC on July 19, 2019.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 5 is being filed to report the sale of 50,249 and 449,751 shares of the common stock (“Common Stock”) of Mirati Therapeutics, Inc. (the “Issuer”) to Credit Suisse Securities (USA) LLC by 667 and Life Sciences, respectively, on July 23, 2019, in a single transaction at a price of $100.50 per share, totaling $50,250,000. This sale resulted in a more than 1% change in beneficial ownership for the Reporting Persons.

Additionally, on July 23, 2019, 667 and Life Sciences delivered 70,884 and 635,358 shares of Common Stock, respectively, to close a short position.

Effective July 23, 2019, the Funds relinquished their right under an agreement dated November 16, 2017, to nominate one person to the Board of Directors of the Issuer (“Board Right”). The Funds continue to have the right to nominate an observer (“Board Observer”) to the Board of Directors of the Issuer (the “Board”).

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Additionally, the Reporting Persons have a representative acting as an Board Observer, subject to certain limitations.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 38,444,093 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on June 25, 2019, plus 2,281,491 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants (as defined below), plus 725,000 shares of Common Stock that were issued upon the exercise of warrants on July 17, 2019, by Boxer Capital LLC as reported in its Schedule 13D/A filed on July 19, 2019. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Holder	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	360,267	0.9%
Baker Brothers Life Sciences, L.P.	3,228,444	7.8%
Total	3,588,711	8.7%

The warrants have an exercise price of $0.001 per share with no expiration date (the “Pre-Funded Warrants”). The beneficial ownership numbers above include shares of Common Stock underlying 340,156 Pre-Funded Warrants held directly by 667 and 1,941,335 Pre-Funded Warrants held by Life Sciences. The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock of the Issuer (“Maximum Percentage”). As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

On July 30, 2019, 667 and Life Sciences gave 61 days notice for the decrease of the Maximum Percentage to 4.99% on the 340,156 and 1,941,335 Pre-Funded Warrants that they respectively hold, effective September 29, 2019.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds,.

(c) The disclosures in Item 4 are incorporated by reference herein. Except as described in this Amendment No. 5, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by refrence.

The disclosure in Item 5 regarding the decrease in the Maximum Percentage of the Pre-Funded Warrants is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 30, 2019

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker